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April 15, 2008
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-1004
ATTN: Document Control - EDGAR

RE: Post-Effective Amendment No. 6 on Form N-4
RiverSource Variable Annuity Account
RiverSource FlexChoice Select Variable Annuity
File Nos. 333-139759 and 811-7195

Dear Mr. Cowan:

On behalf of RiverSource Variable Annuity Account ("Registrant"), RiverSource Life Insurance Company ("Company") filed electronically a Post-Effective Amendment No. 6 ("Amendment No. 6") on Form N-4 pursuant to Rule 485(a) of the Securities Act of 1933 on or about March 31, 2008. On April 11, 2008, Registrant received Staff comments regarding Amendment No. 6 and respectfully responds to the comments herein.

COMMENT 1. 20% Rider Credit

In response to the comments below, the following is the revised description of the 20% Rider Credit, with changes in red:

     20% RIDER CREDIT

     If you do not make a withdrawal during the first three rider years, then a 20% rider credit may increase your Annual Lifetime Payment ("ALP"). This credit is 20% of purchase payments received in the first 180 days that the rider is in effect and is used to establish the enhanced lifetime base. The enhanced lifetime base is an amount that may be used to increase the ALP.

     The 20% rider credit does not increase the basic withdrawal benefit or the contract value. Because step ups and purchase payment credits may increase your ALP, they may reduce or eliminate any benefit of the 20% rider credit.

a. Please consider defining the term "lifetime benefit." Also, consider using "Annual Lifetime Payment" rather than "ALP" the first time the term is used in the Supplement.

RESPONSE: Complied. As shown in the first sentence under "20% Rider Credit," above, we have replaced "lifetime benefit" with the defined term, "Annual Lifetime Payment," which is the more precise term for "lifetime benefit."

b. The disclosure states that "[t]he enhanced lifetime base may change how the ALP is determined." Consider using the language on the second page of the Supplement concerning the effect of the enhanced lifetime base on the ALP which states, "The

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enhanced lifetime base is an amount that may be used to increase the ALP and cannot be withdrawn or annuitized."

RESPONSE: Complied. Please see the last sentence of first paragraph, above, under "20% Rider Credit."

c. Please describe how the step-up or purchase payment credit may reduce or eliminate any benefit of the 20% rider credit.

RESPONSE: Complied. Please see the last sentence of the second paragraph, above, under "20% Rider Credit."

2. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that: the company is responsible for the adequacy and accuracy of the disclosure in the filings; Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In connection with the Amendment No. 6, RiverSource Life Insurance Company (the "Company") on behalf of the Registrant hereby acknowledges the following:

The disclosures in the filing are the responsibility of the Company and the Company is fully responsible for the adequacy or accuracy of the disclosures in this filing. The Company represents to the Commission that comments made by the Commission, or the staff acting pursuant to delegated authority, or changes to disclosure in response to staff comments in the filing reviewed by the staff, do not foreclosure the Commission from taking any action with respect to the filing, and the Company represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this filing, please contact me at (612) 671-2237 or Boba Selimovic at (612) 671-7449.

Sincerely,


/s/ Rodney J. Vessels
-------------------------------------
Rodney J. Vessels
Assistant General Counsel

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April 22, 2008

VIA OVERNIGHT MAIL

William J. Kotapish, Esq.
Assistant Director
Office of Insurance Products
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

RE: RIVERSOURCE LIFE INSURANCE COMPANY
    REQUEST PURSUANT TO RULE 485(B)(1)(VII)
    PROSPECTUS TEMPLATE AND REPLICATE FILINGS

Dear Mr. Kotapish:

In accordance with Rule 485(b)(1)(vii) under the Securities Act of 1933, as amended ("1933 Act"), RiverSource Life Insurance Company (the "Company") respectfully requests the approval of the Commission to file post-effective amendments to registration statement on Form N-4 for variable annuity contracts issued through the Company ("Replicate Filings").

On or about March 31, 2008, RiverSource Life Insurance Company, on behalf of RiverSource Variable Annuity Account, filed electronically Post-Effective Amendment No. 6 to Registration Statement Nos. 333-139759 and 811-7195 on Form N-4 pursuant to Rule 485(a) of the 1933 Act ("Amendment No. 6"). This Amendment No. 6 contained supplement to the prospectus for RiverSource FlexChoice Select Variable Annuity which was filed as a Template Filing ("Template Filing").

The supplement discloses enhancements and current fee change to the SecureSource riders that will be offered to RiverSource FlexChoice Select Variable Annuity contracts purchased on or after June 1, 2008.

The Company proposes to include the same changes and supplement prospectuses contained in the next post-effective amendment to the following Replicate
Filings:

                                                                                  Life Insurance
Product Name                      1933 Act #   1940Act #   Registrant Name        Company Name
------------                      ----------   ---------   ---------------        -----------------
RiverSource AccessChoice Select   333-139759   811-7195    RiverSource Variable   RiverSource Life
Variable Annuity                                           Annuity Account        Insurance Company
RiverSource Endeavor Select       333-139763   811-7195    RiverSource Variable   RiverSource Life
Variable Annuity                                           Annuity Account        Insurance Company

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William J. Kotapish, Esq.
April 22, 2008
Page 2 of 2


RiverSource Innovations Select    333-139763   811-7195    RiverSource Variable   RiverSource Life
Variable Annuity                                           Annuity Account        Insurance Company
RiverSource Signature One         333-139762   811-7195    RiverSource Variable   RiverSource Life
Select Variable Annuity                                    Annuity Account        Insurance Company
RiverSource Signature Select      333-139760   811-7195    RiverSource Variable   RiverSource Life
Variable Annuity                                           Annuity Account        Insurance Company
Wells Fargo Advantage Builder     333-139762   811-7195    RiverSource Variable   RiverSource Life
Select Variable Annuity                                    Annuity Account        Insurance Company
RiverSource Endeavor Plus         333-139759   811-7195    RiverSource Variable   RiverSource Life
Variable Annuity                                           Annuity Account        Insurance Company

In connection with this request the Company confirms that:

     - The disclosure changes in the Template Filing will be substantially identical to disclosure changes to be reflected in the Replicate Filing;

     - Because the Replicate Filing is substantially identical to the Template Filing, the Company will be able to revise the Replicate Filing effectively to reflect the SEC Staff comments made to the Template Filing;

     - The Replicate Filing will effectively incorporate changes made to the disclosure included in the Template Filing in response to SEC Staff comments; and

     - No Replicate Filing will include any changes that will otherwise make it ineligible for filing pursuant to Rule 485(b) under the 1933 Act.

We understand the Commission Staff will respond orally to this request. Please direct your reply to Rodney J. Vessels at (612) 671-2237 or Boba Selimovic at
(612) 671-7449.

Respectfully,


/s/ Rodney J. Vessels
-------------------------------------
Rodney J. Vessels
Assistant General Counsel